SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2017

Commission File Number 0-28800

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DRDGOLD Limited

Off Crownwood Road
Crown Mines
South Africa, 2092

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2017, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated February 2 2017, entitled "REVISED MINERAL RESOURCES AND MINERAL RESERVES."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 2, 2017

By: /s/ Riaan Davel
      Name: Riaan Davel
      Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**Company**")

REVISED MINERAL RESOURCES AND MINERAL RESERVES

DRDGOLD is pleased to announce its revised Mineral Resources and Mineral Reserves statement.

Highlights

- Increase in Measured Mineral Resources from 161.9Mt@0.29g/t Au to 261.5Mt@0.28g/t Au
- Increase in Mineral Reserves from 170.9Mt@ 0.33g/t Au to 312.6Mt @0.30g/t Au
- Gold in Reserves increased from 1.8Moz to 3Moz

About DRDGOLD

DRDGOLD is a low-risk South African gold producer recovering gold from the retreatment of surface tailings. It owns a wide range of gold-bearing tailings dumps and dams across the Central Witwatersrand gold field. These are operated as a single entity and DRDGOLD is focused on optimising them to increase gold production.

To this extent, DRDGOLD began a drilling programme and pre-feasibility study ("PFS") in September 2016 aimed at re-evaluating its surface gold tailings. The PFS focused on tailings on the East Rand, to the east of the ERGO Mining Proprietary Limited ("ERGO") plant, with the aim of adding these to the mineral reserve base.

Mineral Resources

Mineral Resources as at 31 December 2016 included an increase of 99.4Mt from new surface sources and upgrades, offset by a mining depletion of 9.8Mt@0.32g/t and 20Mt@0.31g/t based on the re-evaluation of the Elsburg Tailings Complex.

Mineral Resources that have been upgraded had good historical data but required infill drilling and confirmation of grades and volumes in order to upgrade the Inferred or Indicated Mineral Resources to an Indicated or Measured Mineral Resource. Additions to the Mineral Resources are from dams which have always been included under the DRDGOLD mineral rights, but which have not been previously included in Mineral Resources due to a lack of exploration drilling.

Mineral Resources as at 31 December 2016 are given in Table I below, along with the Mineral Resources as at 30 June 2016.

Table I
Mineral Resources

Classification	30 June 2016				31 December 2016			
	Tonnes (Mt)	Grade Au g/t	Au tonnes	Au Moz	Tonnes (Mt)	Grade Au g/t	Au tonnes	Au Moz
Measured	161.9	0.29	47.3	1.52	261.5	0.28	72.2	2.32
Indicated	547.8	0.27	150.3	4.83	426.6	0.28	119.4	3.83
Inferred	846.6	0.20	169.1	5.44	867.1	0.20	173.6	5.58
Total Measured and Indicated	**709.7**	**0.28**	**197.6**	**6.35**	**688.1**	**0.28**	**191.6**	**6.15**
Total Mineral Resources	**1556.3**	**0.23**	**336.8**	**11.79**	**1555.2**	**0.23**	**365.2**	**11.73**

DRDGOLD returns the processed tailings to the mineral resources with a depleted gold grade. These tailings still contain significant gold and may be retreated in the future to recover gold, uranium or sulphur, when commodity prices and technological developments allow. These Mineral Resources are the bulk of the Inferred Mineral Resources.

Mineral Reserves

Mineral Reserves reported as at 30 June 2016 reflected Mineral Resources accessible with DRDGOLD's current infrastructure or requiring only small upgrades to the existing infrastructure to access the mineral resource. The current study is a PFS aimed at evaluating the viability of adding tailings dams 7L15, Rooikraal and Grootvlei (6L16/6L17 and 6L17A), all of which require substantial capital investment.

PFS results:
- Operating life extended to 2031 (15-years)
- Mineral Reserves increased from 170.9Mt @ 0.33g/t Au to 312.6Mt @0.30g/t Au.
- Gold in Reserves increased from 1.8Moz to 3Moz.
- Improved recoveries from the ERGO plant have enabled lower grade material to be added to the Mineral Reserves.
- All required permits are in place.
- The Brakpan/Withok Tailings Deposition Facility has sufficient capacity to dispose of processing waste.
- Capital expenditure of R507.7 million is required to support proposed mining operations and to access the East Rand slime dumps and dams. This includes 162.4km of pipelines and pumpstations. No major upgrades are required to the current processing plant.

The figure of DRDGOLD's operations, including current reserves as at 31 December 2016 ("Current Reserves"), can be viewed on the Company's website, www.drdgold.com

Changes in the Mineral Reserves reflect both the changes in the Mineral Resources and a longer operating life than previously reported. The Current Reserves reflect an operating life of 15 years rather than 10 years as reported as at 30 June 2016.

Mineral Reserves as at 31 December 2016 reflect the depletion from current operations for the six months to 31 December 2016, the adjustment of the Elsburg Tailing Complex tonnages and the addition of the 7L15, Rooikraal and Grootvlei tailings dams and minor additional tonnages from other sources.
Mineral Reserves as at 31 December 2016 are given in the table below along with the previous Mineral Reserves as at 30 June 2016.

MINERAL RESERVE RECONCILIATION – 31st December 2016				
	Tons (Mt)	Grade (Au g/t)	Au Contents (Kg'000)	Au Ounces (Moz)
Proved Mineral Reserves 30 June 2016	127.72	0.31	39.25	1.26
Probable Mineral Reserves 30 June 2016	43.21	0.42	17.99	0.58
Proved and Probable Reserves as at 30 June 2016	**170.93**	**0.33**	**57.24**	**1.84**
Depletion Proved Reserves	-9.80	0.32	-3.18	-0.10
Depletion Probable Reserves	-1.99	0.40	-0.79	-0.03
Survey Adjustments Proved Reserves	-19.88	0.31	-6.09	-0.20
Survey Adjustments Probable Reserves	0.12	0.36	0.04	0.001
New Probable Mineral Reserves	173.20	0.27	46.61	1.50
Total Proved Mineral Reserves	**98.04**	**0.31**	**29.98**	**0.97**
Total Probable Mineral Reserves	**214.54**	**0.30**	**63.86**	**2.05**
Total Mineral Reserves as at 31 December 2016	**312.58**	**0.30**	**93.83**	**3.01**

Probable Reserves contain 129 Mt @ 0.26 g/t Au Measured Mineral Resources.

The survey adjustment for Proved Reserves mostly includes a reduction in tonnages from the Elsburg Tailings Complex (20Mt) which is due to the re-evaluation of the position of the base of the dam which could not be accurately positioned in the earlier evaluations due to water saturated slimes causing drilling problems and poor quality pre-deposition topographic maps.

Reporting

DRDGOLD reports its Mineral Resources and Mineral Reserves in accordance with the 2016 edition of the South African Code for Reporting of Exploration Results Mineral Resources and Mineral Reserves ("SAMREC Code 2016") and section 12 of the JSE Limited Listings Requirements. In South Africa, we are legally required to publicly report Mineral Resources and Mineral Reserved in compliance with the SAMREC Code 2016. It should be noted that the Mineral Resources and Mineral Reserves update was not conducted under the terms of USA Securities and Exchange Commission ("SEC") Industry Guide 7. We will report our ore reserves estimates in accordance with Guide 7 in our next Annual Report filed with the SEC.

Mineral Resources are INCLUSIVE of Mineral Reserves. All units are metric unless otherwise stated.

Mineral Resources and Mineral Reserves are reported at a gold price of ZAR575,000/kg Au (USD1244 and ZAR14.40 to the USD).

Mineral Resources and Mineral Reserves estimates are affected by multiple factors that are subject to change over time. Fluctuations in the gold price, exchange rates, legislation in the operating country, as well as other reporting jurisdictions and a wide range of operating conditions may affect the estimates. Estimates of Mineral Resources and Mineral Reserves should be considered best estimates at the time of reporting.

Due to the length of approval times for the renewal of permits, some of the Mineral Resources and Mineral Reserves may be based on permits undergoing the renewal process. At this time there is no indication that these renewals will not be granted.

Competent Persons

In accordance with the SAMREC Code 2016 the lead Competent Person for the PFS report and all historical Mineral Resources reports is Ms Kathleen Body, BS Arts and Sci, GDE (Mining), Pr Sci Nat 400071/07. Ms Body is a geologist with 21 years' experience in the minerals industry including mineral exploration, mineral resource estimation in multiple commodities and project management. Ms Body is a Director of Red Bush Geoservices (Pty) Ltd and is contracted to Ergo Mining Operations Proprietary Limited (EMO) a subsidiary of DRDGOLD. Ms Body is independent of DRDGOLD, its subsidiaries and related companies.

The Competent Person for the recent Mineral Resources estimated in 2016 is Mr Mpfariseni Mudau (BSc, MSc) Pr Sci Nat 400305/12. Mr Mudau is a geologist with 11 years' experience in mineral exploration and mineral resource estimation of precious metals. Mr Mudau is a Director of RVN Group (Pty) Ltd and contracted to EMO a subsidiary of DRDGOLD. Mr Mudau is independent of DRDGOLD, its subsidiaries and related companies.

The Mineral Reserves and the financial evaluation of the PFS have been prepared by DRDGOLD and reviewed by Dr. Steven Rupprecht. The Competent Person for the Mineral Reserves is Dr Rupprecht (BSc Mining Engineering., PhD, Mechanical Engineering, Pr. Eng (ECSA Registration #980556), FSAIMM), who has 30 years' experience in the South African minerals industry, including production and management of gold mining operations, mine planning and design, Mineral Reserve estimations and as a consulting mining engineer. Dr Rupprecht is an Associate Principal Mining Engineer at Red Bush Geoservices (Pty) Ltd and is contracted to EMO, a subsidiary of DRDGOLD. He is independent of DRDGOLD, its subsidiaries and related companies.

The abovementioned Competent Persons have reviewed this announcement and have provided written approval of its publication.

Johannesburg
2 February 2017

Sponsor
One Capital

Forward looking Statements
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors
These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2016, which we filed with the United States Securities and Exchange Commission on 31 October 2016 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report has not been reviewed and reported on by DRDGOLD's auditors.